82-913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA


05007791

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 26 April 2005

Dear Sir

J Sainsbury plc updates on IFRS

SUPPL

Please find enclosed copies of the above announcements made to the London Stock Exchange on 26 April 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

26 April 2005

J Sainsbury plc updates on IFRS

- **IFRS is accounting change, not an operational change**
- **IRFS has no effect on Business Review plans outlined on 19 October 2004**

Sainsbury's will hold a presentation today to help investors and analysts understand the changes which will impact the company's reported accounts as a result of the introduction of International Financial Reporting Standards (IFRS).

Roger Matthews, finance director said, "The introduction of IFRS, although an important accounting change, has no effect on the Business Review plans outlined on 19 October 2004, which aims to deliver a sales led recovery."

The IFRS adjustments will have no impact on cashflow. Sainsbury's estimates that under IFRS, as at 27 March 2004, net assets will be reduced by around 7% (£350 million). The largest adjustment arises from the change in pensions accounting under IAS 19. It is estimated that there will be a reduction in underlying profit (1) of between £0 million and £10 million, for the year ended 26 March 2005. The recently announced 2005 share plan (2) is expected to give rise to a charge of between £10 million and £15 million in the 2005/06 accounts.

Preliminary results, prepared under UK GAAP, for the year ended 26 March 2005 will be announced on 18 May 2005. UK GAAP will also be the basis for audited results in the 2004/05 annual report and accounts. The 2004/05 accounts will also be announced under IFRS on 16 June 2005. Thereafter, all statutory reporting will be on an IFRS basis with the interim results being published on 18 November 2005.

Enquiries:

Investor Relations
Roger Matthews
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
Gillian Taylor
+44 (0) 20 7695 6127

Notes

1. Underlying profit is profit before tax and before exceptional items and amortisation of goodwill, calculated under UK GAAP.
2. The 2005 share plan was announced on 24 March 2005 and is subject to shareholder approval at the AGM on 13 July 2005.
3. IFRS have been drawn up by the International Accounting Standards Board (IASB) (www.iasb.org) and will come into force this year for listed companies in all member countries of the European Union and in many other countries around the world.
4. Of the 37 standards introduced under IFRS, 7 standards have no impact on Sainsbury's and 18 lead only to additional disclosure. The 12 remaining standards do have an effect and Sainsbury's has elected to take a one-year exemption on IAS 32 and IAS 39, in line with many other companies.
5. The financial information presented in this document has been prepared on the basis of all IFRS, including International Accounting Standards and interpretations issued by the IASB and its committees, and as interpreted by any regulatory bodies and industry interpretation applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. All adjustments are estimated and are subject to further industry interpretation. They are unaudited.
6. The presentation will start at 9:45 BST. You will be able to listen to via an audio webcast. We recommend that you register in advance for this event by visiting www.j-sainsbury.co.uk and following the on-screen instructions. Alternatively, please visit the website from 9:15 BST on the morning of the announcement, and follow the on-screen instructions. The archive of this event will available from 16:00 BST on the day, in the form of a delayed webcast.